BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

March 20, 2024

BNY Mellon New York AMT-Free Municipal Bond Fund

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation

To Whom It May Concern:

Effective March 29, 2024, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon New York AMT-Free Municipal Bond Fund (the "fund"), as follows:

The fund's investment adviser, BNY Mellon Investment Adviser, Inc. has contractually agreed, until March 29, 2025 to waive receipt of its fees and/or assume the direct expenses of Class Z shares so that the direct expenses of Class Z shares of the fund (excluding shareholder services fees, taxes, brokerage commissions, interest expense, commitment fees on borrowings and extraordinary expenses) do not exceed .55%. To the extent that it is necessary for BNY Mellon Investment Adviser, Inc. to waive receipt of its management fee or reimburse the fund's common expenses, the amount of the waiver or reimbursement will be applied equally to each share class of the fund. On or after March 29, 2025, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the fund upon the approval of the Board of Directors of the fund and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to March 29, 2025, in the event of termination of the Management Agreement between BNYM Investment Adviser and the fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto

        James Bitetto

          Secretary

Accepted and Agreed To:

BNY MELLON NEW YORK AMT-FREE MUNICIPAL BOND FUND

By: /s/ James Windels

       James Windels

       Treasurer